

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 14, 2007

Mail Stop 7010

*By U.S. Mail and facsimile (805) 384-0989*

Joel A. Balbien
Chief Executive Officer
Kreido Biofuels, Inc.
1140 Avenida Acaso
Camarillo, California 93012

> **Re:     Kreido Biofuels, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed June 12, 2007**
> **File No. 333-140718**

Dear Mr. Balbien:

We have limited our review of your filing to those issues we have addressed in our comments below. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pro Forma Financial Statements, pages 30-32 and F-21-F-23

1. Based on your inclusion of a historical balance sheet as of March 31, 2007, it appears to us that you should delete the pro forma balances as of December 31, 2006. In addition, it is not clear to us why you presented pro forma statements of operations for the three months ended December 31, 2006. Please clarify or revise.

Changes in and Disagreements with Accountants, page 71

2. We note your response to prior comment two. Please specifically disclose why you have been unable to obtain an Exhibit 16 letter from your former accountants, indicating whether or not they agree with your disclosures in the Form 8-K filed on January 16, 2007. In addition, please supplementally provide us with the contact information for your former accountants so that we may assess whether they have reviewed the Form 8-K.

Registration Rights, page 74

3.  Please revise to include the updated disclosures that begin on page F-17.

4.  To the extent that you determine that the likelihood of liquidated damages
    becomes probable, please revise to disclose the carrying amount of the liability
    representing your obligations.  Reference paragraphs 10, 11, and 12d of EITF 00-
    19-2.

Statement s of Stockholders' Equity, page F-4

5.  Please provide a cumulative statement of stockholders equity as required by Item
    310(a) of Regulation S-B and SFAS 7.

Note 10. Stockholders' Equity (Capital Deficit), page F-14

6.  We reviewed your response to prior comment 15.  It is unclear to us how you
    have fully considered the guidance in paragraph 28(a) of Rule 5-02 since the
    redemption terms of your preferred stock appear to be outside your control.
    Please explain.

Note 7. Stock-Based Compensation, page F-32

7.  Please revise to disclose the following:
    - The fair value of the options issued during the three months ended March
      31, 2007; and
    - The total compensation cost as of March 31, 2007 related to nonvested
      awards not yet recognized and the weighted-average period over which it
      is expected to be recognized.


        As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information.  Detailed cover
letters greatly facilitate our review.  Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.  Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.


Sincerely,


Pamela A. Long
Assistant Director


cc:     John H. Heuberger (*via facsimile* 312/236-7516)
        DLA Piper US LLP
        203 North LaSalle Street, Suite 1900
        Chicago, Illinois 60601-1293